ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 16 banking offices, a loan center and 34 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The growing asset base of over $562 million provides the financial strength to successfully serve its constituents.

Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

UNION BANK OFFICES
(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104 & 128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent: Registrar & Transfer Company
Attn: Stock Transfer Department
10 Commerce Drive
Cranford, NJ 07016

Phone: 800-368-5948
Fax: 908-497-2318
E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol: UNB

Corporate Name: Union Bankshares, Inc.

Corporate Address: 20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667

Investor Relations: www.UnionBankVT.com



First Quarter Report

Union Bankshares, Inc.

March 31, 2013

NASDAQ: UNB

Union Bankshares, Inc.

May 9, 2013

DEAR SHAREHOLDER,

We are pleased to share the financial results of the first quarter of 2013 with you. Earnings for the quarter were $1.7 million or 39 cents per share compared to last year's first quarter earnings of $1.2 million or 28 cents per share. Total assets grew to $562.7 million at quarter end compared to $555.4 million at the same time last year. In addition, total capital grew to $45.7 million compared to $40.5 million year over year.

The quarter's operating results were positively affected by the continued strong volume of residential loans originated and sold to the secondary market, lower pension expense due to the 2012 freeze of the defined benefit pension plan, and lower loan loss provision required due to sound loan quality and negligible loan charge offs. Going forward, stress on net interest income caused by declining yields from our asset portfolio coupled with modest growth in our commercial loans outstanding is of concern. We are hopeful loan volume will pick up, as it usually does for us, in the next three quarters, but are less hopeful for improved asset yields in the near term. We continue to make adjustments to keep earnings on a positive trend.

After a detailed review prompted by the timing of a lease renewal, we determined that the Green Mountain Mall branch office located in St. Johnsbury, Vermont was made redundant by our two other St. Johnsbury locations. We announced the closing of this branch in January and closed the doors on April 5. Fortunately, we were able to manage our staffing by deferring replacing staff lost to turnover in a manner that allowed us to retain and relocate our Mall staff to other locations.

In addition, during this quarter we had three long-time employees retire whose combined years of service to Union Bank totaled 103. It is with a touch of bitter sweetness that we wish Arlene Mace, Rhoda Bedell, and Francis Welch all of the best in their well earned retirements.

We are pleased to report that our winter tourism season was blessed with good snowfall and skiing throughout the winter. This has helped our travel and tourism customers who were able to link good summer and fall seasons with a good winter season, improving cash flow and the outlook for the industry. Likewise, the Maple Sugar season is winding down with reports of solid production boding well for maple producers and marketers alike.

We hope you will join us at our annual meeting at 3 p.m. on May 15th at the Stone Grill Restaurant in Morrisville.

Enclosed please find your dividend check or advice of deposit representing a dividend of 25 cents per share. As a reminder, we encourage you to sign up with us for direct deposit of your dividend.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

First Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman	David S. Silverman
Cynthia D. Borck	John H. Steel
Steven J. Bourgeois	Schuyler W. Sweet
Timothy W. Sargent	Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman	David S. Silverman
Cynthia D. Borck	John H. Steel
Steven J. Bourgeois	Schuyler W. Sweet
John M. Goodrich	Neil J. Van Dyke
Timothy W. Sargent	

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa	Schuyler W. Sweet
Stanley T. Fillion	Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois	Daniel J. Luneau
Coleen K. Kohaut	Samuel H. Ruggiano

ST. JOHNSBURY

Michael R. Barrett	Justin P. Lavely
Dwight A. Davis	Mary K. Parent
Rosemary H. Gingue	

ALL: David S. Silverman

OFFICERS – UNION BANK

Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer Degree—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Treasurer	So. Burlington
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Assistant Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
John L. Malm—Vice President	Littleton
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
Lesley S. Russ—Assistant Treasurer	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	St. Albans
JoAnn A. Tallman—Assistant Secretary	Morrisville
Martha J. Wilkins—Assistant Treasurer	St. Johnsbury
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	March 31, 2013	March 31, 2012
Cash and due from banks	$4,127	$5,050
Federal funds sold & overnight deposits	25,159	14,443
Interest bearing deposits in banks	22,275	23,482
Investment securities	35,015	46,198
Loans held for sale	10,828	12,084
Loans, net	439,139	425,640
Reserve for loan losses	(4,714)	(4,406)
Premises and equipment, net	10,304	10,368
Other real estate owned, net	668	1,426
Accrued interest & other assets	19,937	21,117
Total Assets	**$562,738**	**$555,402**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$80,300	$75,511
Interest bearing deposits	266,649	249,312
Time deposits	149,291	153,187
Borrowed funds	14,532	27,281
Accrued interest & other liabilities	6,313	9,617
Common stock	9,850	9,847
Additional paid-in capital	316	280
Retained earnings	41,395	38,498
Accumulated other comprehensive loss	(2,036)	(4,295)
Treasury stock at cost	(3,872)	(3,836)
Total Liabilities & Shareholders' Equity	**$562,738**	**$555,402**

Standby letters of credit were $1,653,000 and $1,949,000 at March 31, 2013 and 2012, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	March 31, 2013	March 31, 2012
Interest income	$5,937	$6,196
Interest expense	648	910
Net interest income	**5,289**	**5,286**
Provision for loan losses	60	180
Net interest income after provision for loan losses	**5,229**	**5,106**
Trust income	163	147
Noninterest income	1,993	1,756
Noninterest expenses:		
Salaries & wages	2,157	2,234
Pension & employee benefits	683	1,058
Occupancy expense, net	331	344
Equipment expense	426	345
Other expenses	1,582	1,560
Total	5,179	5,541
Income before taxes	**2,206**	**1,468**
Income tax expense	469	241
Net income	**$1,737**	**$1,227**
Earnings per share	**$0.39**	**$0.28**
Book value per share	**$10.24**	**$9.09**